Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Entrée Gold Inc.’s Annual Report on Form 40-F (the “40-F”) for the year ended December 31, 2010 of our Independent Registered Public Accounting Firms’ Reports dated March 22, 2011 and to the reference to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2010, dated March 25, 2011.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 25, 2011